Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$213,480	$435,828	$419,066	$419,336	$288,657	$298,898
Rental Expense	4,252	7,918	6,794	6,186	5,939	6,039
Capitalized Interest	5,983	13,494	23,360	26,402	21,664	25,917

Fixed Charges	$223,715	$457,240	$449,220	$451,924	$316,260	$330,854

Earnings:
Pretax Income from Continuing Operations before Noncontrolling Interest and Income from Equity Investees	$429,721	$852,015	745,081	$490,681	$371,172	$85,745
Add Back Fixed Charges	223,715	457,240	449,220	451,924	316,260	330,854
Add Distributed Income from Equity Investees	2,655	3,989	3,384	3,273	5,373	7,273
Less Capitalized Interest	(5,983)	(13,494)	(23,360)	(26,402)	(21,664)	(25,917)
Less Noncontrolling Interest from Subsidiaries without Fixed Charges	(4,482)	(9,338)	(10,954)	(16,466)	(15,517)	(13,049)

Total	$645,626	$1,290,412	$1,163,371	$903,010	$655,624	384,906

Ratio of Earnings to Fixed Charges	2.89	2.82	2.59	2.00	2.07	1.16